EXHIBIT 3.1

ACCEPTANCE INSURANCE COMPANIES INC.

AMENDED BY-LAW

ARTICLE IV. OFFICERS

Section 1. Number and Qualifications. The officers of the corporation shall include the Chairman of the Board of Directors, the President and the Secretary. Any two or more offices, other than President and Secretary, may be held by the same person. The Chairman of the Board, President and Secretary shall be elected from time to time by the Board of Directors, each to hold office until the meeting of the Board of Directors following the next annual meeting of the shareholders, or until his or her successor shall have been duly elected, and shall have qualified, or until his or her death, or until he or she shall have resigned, or have been removed, as hereinafter provided in these Bylaws. The Board of Directors shall also elect the Chief Executive Officer of the corporation, which shall be either the Chairman of the Board of Directors or the President. The officers of the corporation also may include such other officers as may be determined by the Chief Executive Officer to be necessary or desirable for the business of the corporation. Such other officers shall have such duties as may be prescribed by the Chief Executive Officer and shall hold their offices until the meeting of the Board of Directors following the next annual meeting of the shareholders, or until his successor shall have been duly appointed, and shall have qualified, or until his death, resignation, or removal as hereinafter provided in these Bylaws.

Adopted June 12, 2003

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